# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BranchOut Food Inc., CIK 0001962481
CUSIP: 105230106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, Oregon (OR), 97702
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002033227
Persons authorized to receive notices and communications: Daniel L. Kaufman, 2158 Park Boulevard, San Juan, Puerto Rico (PR), 00913, (802) 368-5885

## Reporting persons
- Kaufman Kapital LLC (CIK 0002033227): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 1,530,071; shared voting power 0; sole dispositive power 1,530,071; shared dispositive power 0; aggregate amount beneficially owned 1,530,071 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: 1. Kaufman Kapital directly holds 445,000 shares, and Daniel L. Kaufman may be deemed to beneficially own them as sole member and manager of Kaufman Kapital. The Reporting Persons also hold a Senior Secured Convertible Promissory Note with $2,900,000 of outstanding principal and approximately $700,000 of accrued and unpaid interest, convertible into Common Stock at $0.7582 per share. Pursuant to Amendment No. 3 to the Convertible Note dated May 14, 2026, the Reporting Persons may not convert any portion of the Convertible Note to the extent that, after giving effect to such conversion, the Reporting Persons would beneficially own in excess of 9.99% of the outstanding shares of Common Stock (the "Maximum Percentage"). The Maximum Percentage may only be increased or decreased upon not less than sixty-one (61) days' prior written notice. The aggregate amount beneficially owned includes (i) 445,000 shares of Common Stock held directly and (ii) such number of shares issuable upon conversion of the Convertible Note as may be acquired within 60 days without causing the Reporting Persons' beneficial ownership to exceed the Maximum Percentage. Shares underlying the Convertible Note in excess of the number acquirable within 60 days without exceeding the Maximum Percentage are excluded pursuant to Rule 13d-3(d)(1).
  
  2. The percentage is calculated based upon 15,316,030 shares outstanding as of May 14, 2026 (per the Issuer's Quarterly Report on Form 10-Q filed May 14, 2026). Beneficial ownership is capped at the Maximum Percentage of 9.99%.
- Daniel Louis Kaufman (CIK 0002001906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,530,071; shared voting power 0; sole dispositive power 1,530,071; shared dispositive power 0; aggregate amount beneficially owned 1,530,071 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: 1. Kaufman Kapital directly holds 445,000 shares, and Daniel L. Kaufman may be deemed to beneficially own them as sole member and manager of Kaufman Kapital. The Reporting Persons also hold a Senior Secured Convertible Promissory Note with $2,900,000 of outstanding principal and approximately $700,000 of accrued and unpaid interest, convertible into Common Stock at $0.7582 per share. Pursuant to Amendment No. 3 to the Convertible Note dated May 14, 2026, the Reporting Persons may not convert any portion of the Convertible Note to the extent that, after giving effect to such conversion, the Reporting Persons would beneficially own in excess of 9.99% of the outstanding shares of Common Stock (the "Maximum Percentage"). The Maximum Percentage may only be increased or decreased upon not less than sixty-one (61) days' prior written notice. The aggregate amount beneficially owned includes (i) 445,000 shares of Common Stock held directly and (ii) such number of shares issuable upon conversion of the Convertible Note as may be acquired within 60 days without causing the Reporting Persons' beneficial ownership to exceed the Maximum Percentage. Shares underlying the Convertible Note in excess of the number acquirable within 60 days without exceeding the Maximum Percentage are excluded pursuant to Rule 13d-3(d)(1).
  
  2. The percentage is calculated based upon 15,316,030 shares outstanding as of May 14, 2026 (per the Issuer's Quarterly Report on Form 10-Q filed May 14, 2026). Beneficial ownership is capped at the Maximum Percentage of 9.99%.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: BranchOut Food Inc.
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, Oregon (OR), 97702
Comment:
EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on October 17, 2024 (the "Original 13D"), as amended by Amendment No. 1 filed on December 11, 2024, Amendment No. 2 filed on April 6, 2026, Amendment No. 3 filed on May 7, 2026, Amendment No. 4 filed on May 15, 2026, and Amendment No. 5 filed on June 3, 2026 (collectively, as amended, the "Schedule 13D"), by Daniel L. Kaufman ("Kaufman") and Kaufman Kapital LLC ("Kaufman Kapital," and together with Kaufman, the "Reporting Persons") with respect to the common stock, $0.001 par value per share (the "Common Stock"), of BranchOut Food Inc., a Nevada corporation (the "Issuer").

This Amendment is being filed to report (i) the entry by Kaufman Kapital and the Issuer into a Third Amended and Restated Senior Secured Promissory Note in the principal amount of $4,000,000, dated June 30, 2026, reflecting an additional $1,000,000 non-convertible working capital loan to the Issuer, and (ii) sales by Kaufman Kapital of an aggregate of 55,000 shares of Common Stock after the filing of Amendment No. 5. Except as specifically amended and supplemented hereby, the Schedule 13D remains in full force and effect.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Kaufman Kapital LLC and Daniel L. Kaufman as the sole member and control person of Kaufman Kapital LLC (the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 2158 Park Boulevard, San Juan, Puerto Rico 00913.
Present principal occupation or employment: Kaufman Kapital LLC is an investment holding company, and Mr. Kaufman is the sole member and control person of Kaufman Kapital.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The place of organization of Kaufman Kapital LLC is Delaware. Mr. Kaufman is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Additional Loan. On June 30, 2026, Kaufman Kapital made an additional $1,000,000 loan to the Issuer (the "Additional Loan") using working capital of Kaufman Kapital. The Additional Loan is reflected in the Third Amended and Restated Senior Secured Promissory Note described in Item 4 and Item 6 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Additional Loan. On June 30, 2026, the Issuer borrowed an additional $1,000,000 from Kaufman Kapital pursuant to a Third Amended and Restated Senior Secured Promissory Note in the principal amount of $4,000,000 (the "Amended Non-Convertible Note"), which amends and restates the Second Amended and Restated Senior Secured Promissory Note issued by the Issuer to Kaufman Kapital dated May 15, 2026. The Issuer disclosed the Additional Loan in a Current Report on Form 8-K filed on July 1, 2026. The Issuer stated in that Current Report that it intends to use the proceeds of the Additional Loan for working capital purposes for the production of customer orders. The Amended Non-Convertible Note matures on January 28, 2027 and bears interest at 8% per annum. The Amended Non-Convertible Note is not convertible into Common Stock and no equity securities, warrants, registration rights or other equity-linked consideration were issued to Kaufman Kapital in connection with the Additional Loan. The Amended Non-Convertible Note does not amend the conversion price, conversion ratio, underlying security, maturity date, beneficial ownership limitation or conversion mechanics of the Convertible Note.

Share Sales. Following Amendment No. 5, Kaufman Kapital sold an aggregate of 55,000 shares of Common Stock in open market transactions pursuant to the Issuer's effective resale registration statement. Following such sales, the Reporting Persons' remaining direct common stock holdings consist of 445,000 shares acquired upon exercise of the $1.50 Warrant on May 7, 2026.

Current Plans and Purposes. The Reporting Persons currently hold the securities of the Issuer for investment purposes. The Reporting Persons continuously evaluate their investment in the Issuer based on a variety of factors, including the Issuer's financial condition, results of operations, business prospects, general market and economic conditions, and other factors. Depending on such evaluation, the Reporting Persons may from time to time acquire additional securities of the Issuer, including through conversion of outstanding Convertible Note principal and accrued interest, subject to the Beneficial Ownership Limitation described below, dispose of some or all of the securities of the Issuer, including through open-market sales, privately negotiated transactions, block trades, registered offerings or otherwise, or take any other action with respect to their investment in the Issuer as they may deem appropriate. Any such transactions may be effected at any time and from time to time, subject to applicable law, and will depend upon a variety of factors, including those described above.

Sales of directly held Common Stock may increase the number of shares issuable upon conversion of the Convertible Note that may be acquired without exceeding the Beneficial Ownership Limitation, without increasing the Reporting Persons' aggregate beneficial ownership above the Maximum Percentage.

Except as otherwise described in this Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date of this Amendment, the Reporting Persons directly hold 445,000 shares of Common Stock through Kaufman Kapital, consisting solely of shares acquired upon exercise of the $1.50 Warrant on May 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons also hold the Convertible Note, which has a remaining principal balance of $2,900,000 and approximately $700,000 of accrued and unpaid interest as of the date hereof. Both principal and accrued interest are convertible into Common Stock at the option of the holder at a fixed conversion price of $0.7582 per share. The Amended Non-Convertible Note is not convertible into Common Stock and is not included in the Reporting Persons' beneficial ownership of Common Stock.

Pursuant to Amendment No. 3 to the Convertible Note, dated May 14, 2026, Kaufman Kapital may not convert any portion of the Convertible Note to the extent that, after giving effect to such conversion, Kaufman Kapital, together with its affiliates, would beneficially own in excess of 9.99% of the outstanding shares of Common Stock (the "Beneficial Ownership Limitation" or the "Maximum Percentage"). The Maximum Percentage may only be increased or decreased upon not less than sixty-one (61) days' prior written notice to the Issuer.

As a result of the Beneficial Ownership Limitation, the Reporting Persons may not acquire shares upon conversion of the Convertible Note to the extent such conversion would cause their beneficial ownership to exceed 9.99% of the outstanding Common Stock. Based on 15,316,030 shares of Common Stock outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 14, 2026, the Reporting Persons may be deemed to beneficially own approximately 9.99% of the outstanding Common Stock, consisting of (i) 445,000 shares of Common Stock held directly by Kaufman Kapital and (ii) such number of shares issuable upon conversion of the Convertible Note as may be acquired within 60 days without causing the Reporting Persons' beneficial ownership to exceed the Maximum Percentage.

For purposes of calculating beneficial ownership in accordance with Rule 13d-3(d)(1), the shares of Common Stock underlying the Convertible Note in excess of the number of shares that may be acquired within 60 days without exceeding the Beneficial Ownership Limitation are excluded from beneficial ownership.

Kaufman, as the sole member and manager of Kaufman Kapital, has sole voting and dispositive power over all securities held by Kaufman Kapital. Kaufman does not directly own any shares of Common Stock.
Transactions in the class effected during the past sixty days:
(c) In addition to transactions previously reported in Amendment No. 5, the following transactions in the Common Stock were effected by the Reporting Persons since the filing of Amendment No. 5:

Date: July 1, 2026, Transaction: Sale of Common Stock, Shares: 51,223 (D), Price/Share: $5.10 weighted avg. ($5.00-$5.17), How Effected: Open market

Date: July 2, 2026, Transaction: Sale of Common Stock, Shares: 3,777 (D), Price/Share: $4.91 weighted avg, ($4.90-$4.92),How Effected: Open market

Total shares sold since Amendment No. 5: 55,000.

Full information regarding the number of shares sold at each separate price within the stated ranges will be provided upon request to the SEC staff, the Issuer, or a security holder of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On June 30, 2026, the Issuer issued to Kaufman Kapital the Amended Non-Convertible Note in the principal amount of $4,000,000, reflecting the Additional Loan and amending and restating the Second Amended and Restated Senior Secured Promissory Note issued by the Issuer to Kaufman Kapital dated May 15, 2026. The Amended Non-Convertible Note bears interest at 8% per annum, matures on January 28, 2027, and is secured by a lien on substantially all of the Issuer's assets pursuant to the Security Agreement previously entered into between the Issuer and Kaufman Kapital. The Amended Non-Convertible Note contains no conversion feature. The foregoing description is qualified in its entirety by reference to the full text of the Amended Non-Convertible Note, which was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on July 1, 2026, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit: 99.1 Third Amended and Restated Senior Secured Promissory Note of the Issuer in the principal amount of $4,000,000, dated June 30, 2026, issued to Kaufman Kapital LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on July 1, 2026).

Exhibit: 99.2 Security Agreement between the Issuer and Kaufman Kapital LLC, dated July 23, 2024 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on July 29, 2024).

## Signatures
- Kaufman Kapital LLC: Daniel L. Kaufman, Sole Member and Manager (07/02/2026)
- Daniel Louis Kaufman: Daniel Louis Kaufman, Daniel Louis Kaufman, individually (07/02/2026)